

SEC[ ] 09056609 [ ]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 2 94446

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/08_____ AND ENDING _____12/31/08_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Canterbury Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    12989 Jupiter Road
_____
                            (No. and Street)

Dallas	TX	75238-3212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Raymond E. Jennison   214-349-3973
_____
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Edward Richardson Jr., CPA
_____
                    (Name – if individual, state last, first, middle name)

    15565 Northland Dr. Suite 508 West Southfield, MI 48075

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

i



OATH OR AFFIRMATION

I, _____ Raymond E. Jennison _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ First Canterbury Securities, Inc. _____ , as

of _____ , 20_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

N/A

_____

_____ Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRSTCANTERBURY SECURITIES, INC.
December 31, 2008

Contents

United States Securities and Exchange Commission's

Independent Accountants' Report...1

Financial Statements

Independent Accountants' Report on Supplementary Information.........................8

Supplementary Information

Independent Accountants' Supplementary Report on Internal Control.........................16

First Canterbury Securities, Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2008
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2008

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 25, 2009

Board of Directors
First Canterbury Securities, Inc.
12989 Jupiter Road
Dallas , TX 75238-3212

I have audited the accompanying balance sheet of First Canterbury Securities, Inc. , as of December 31, 2008, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of First Canterbury Securities, Inc. as of December 31, 2008, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr., CPA

1

First Canterbury Securities, Inc.
BALANCE SHEET
As of December 31, 2008

ASSETS

CURRENT ASSETS

Cash In Bank	$	9,096.20
Investments		231,712.76
Accounts Receivable		14,266.35
Total Current Assets		255,075.31

PROPERTY AND EQUIPMENT

Equipment	76,348.08
Less: Accumulated Depreciation	(52,283.00)
Net Property and Equipment	24,065.08

TOTAL ASSETS	$	279,140.39

First Canterbury Securities, Inc.
BALANCE SHEET
As of December 31, 2008

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$	488.00
Accrued Payroll		1,157.57
Accrued Liabilities		40,000.00
Current Portion Long Term Debt		2,317.97
Total Current Liabilities		43,963.54

LONG-TERM LIABILITIES

Shareholder Advance	5,917.21
Total Long-Term Liabilities	5,917.21
Total Liabilities	49,880.75

STOCKHOLDERS' EQUITY

Capital Stock, par value, $1 per share, 100,000 share authorized, 1,000 shares issued and outstanding	1,000.00
Paid in Excess	55,682.00
Retained Earnings	172,577.64
Total Stockholders' Equity	229,259.64

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	279,140.39

First Canterbury Securities, Inc.
STATEMENT OF INCOME

12 Months Ended
December 31, 2008

Revenues

Commissions Earned	$	192,705.19
Capital Gain Distrbutions		12,561.56
Mart to Martket Adjustments		(113,460.94)
Interest Income		85.38
Dividend Income		2,292.76
Total Revenues		94,183.95

Operating Expenses

Employee compensation and ben	101,000.77
Floor brokerage, exchange, and c	4,644.00
Communications and data proces	808.34
Occpancy	6,436.26
Other expenses	153,853.13
Total Operating Expenses	266,742.50
Operating Income (Loss)	(172,558.55)
Net Income (Loss) $	(172,558.55)

First Canterbury Securities, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended December 31, 2008
Beginning of Period	$ 333,901.19
Plus: Net Income	$ (172,558.55)
Plus: Prior Period Adjustment	$ 11,235.00
Less: Dividends Paid	0.00
RETAINED EARNINGS END OF PERIOD	$ 172,577.64

First Canterbury Securities, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2008

<u>2008</u>

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$ (172,558.55)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustment	(11,235.00)
Depreciation and Amortization	5,581.00
Mark-to-Market Adjustment	113,460.94
Losses (Gains) on sales of Fixed Assets	0.00
Other	(2,234.82)
Decrease (Increase) in Operating Assets:	
Accounts Receivable	5,851.59
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	187.00
Accrued Liabilities	37,021.26
Total Adjustments	148,631.97
Net Cash Provided By (Used in) Operating Activities	(23,926.58)

CASH FLOWS FROM INVESTING ACTIVITIES

Capital Expenditures	(4,353.82)
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	(4,353.82)

CASH FLOWS FROM FINANCING ACTIVITIES

Notes Payable Repayments	(2,097.99)
Proceeds From Sale of Stock	0.00
Net Cash Provided By (Used In) Financing Activities	(2,097.99)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(30,378.39)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	39,474.59
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 9,096.20

FIRST CANTERBURYSECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2008	1,000	$ 1,000	1,000	$ 55,682	-	$ -	$ 333,901	$ 390,583
								-
Net Income	-	-	-	-	-	-	(172,559)	(172,559)
								-
Capital Transactions	-	-	-	-	-	-	-	-
								-
Prior Period Adjustments	-	-	-	-	-	-	11,235	11,235
Balance at December 31, 2008	1,000	$ 1,000	1,000	$ 55,682	-	$ -	$ 172,577	$ 229,259

FIRST CANTERBURY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

First Canterbury Securities, Inc. (the Company) was incorporated in the State of Texas effective September 1, 1982 and subsequently elected "S" Corporation status for federal income tax purposes. The Company has adopted a calendar year.

Description of Business

The Company, located in Dallas, Texas, is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Depreciation

Depreciation is calculated using the income tax method. A method that is not a GAAP basis of accounting.

FIRST CANTERBURY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

Income taxes
Effective January 1, 2002, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1, however, the net capital computation per the audited report found $18,118 in accounts receivable to be allowable and included an undue concentration charge of $17,597, both material changes to the unaudited Part IIA of the FOCUS report; the net effect of these changes caused no material difference in reported net capital. Other than these changes and the minor adjustments set forth herein, there were no material inadequacies found to exist or found to have existed since the date of the previous audit.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

The Company leases office space from its sole shareholder on a month-to-month basis. During 2008, the Company paid $1,987.60 under this arrangement.

As of December 31, 2008, the Company owed its sole stockholder $5,917.21 on a non-interest bearing, unsecured loan.

FIRST CANTERBURY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	38,825
Furniture and equipment	3 – 7 years		28,884
Leasehold improvements	7 years		8,639
			76,348
Less – accumulated depreciation			(52,283)
Total		$	24,065

Depreciation expense was $5,581 for the year December 31, 2008 and is included in the operating expenses in the accompanying statement of income.

NOTE G – NOTE PAYABLE

At December 31, 2008, note payable was comprised of the following:

Note payable to Lexus Financial Services. The interest rate at December 31, 2008, was 5.75%. Principal and accrued interest is payable monthly. The note matures April, 2009. The note is secured by an automobile.

Principal of the note referred to above becomes due as follows:

Year	Amount
2009	$2,098.00
Total	$2,098.00

Interest expense on the note payable for the year ended December 31, 2008 was $1,739.48.

NOTE H – ADVERTISING

The advertising expense for the year was $14,869.86; the entire amount was expensed as incurred.

NOTE I – PRIOR PERIOD ADJUSTMENT

An adjustment was made to retained earnings to correct how accumulated depreciation was recorded in prior years. The adjustment had no impact on the current year income.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2008

Computation of Net Capital

Total Stockholder's equity:		$ 229,259.64
Nonallowable assets:		
Property and equipment	24,057.08	
Accounts receivable – other	0.00	(24,065.08)
Other Charges		
Haircuts	30,366.71	
Undue Concentration	12,551.27	(42,917.98)
Net allowable capital		$ 162,276.58

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 3,327.05
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000.00
Net capital requirement	$ 50,000.00
Excess net capital	$ 112,276.58

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 49,880.75
Percentage of aggregate indebtedness to net capital	30.74%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2008	$ 197,844.00
Adjustments:	
Change in Equity (Adjustments)	(28,765.36)
Change in Non-Allowable Assets	(11,235.08)
Change in Haircuts	4,390.29
Change in Undue Concentration	42.73
NCC per Audit	162,276.58
Reconciled Difference	$ (0.00)

<u>**Exemptive Provisions Rule 15c3-3**</u>

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities

<u>**Statement of Changes in Liabilities Subordinated to the Claims of General Creditors**</u>

Balance of such claims at January 1, 2008	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2008	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2008

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 20, 2009

Board of Directors
First Canterbury Securities, Inc.
12989 Jupiter Road
Dallas, TX 75238-3212

In planning and performing my audit of the financial statements and supplemental schedules of
First Canterbury Securities, Inc. for the year ended December 31, 2008, I considered its internal
control, in order to determine my auditing procedures for the purpose of expressing my opinion
on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have
made a study of the practices and procedures followed by the company, including tests of such
practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness and net capital under rule 17a-
3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because
the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, I did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of
    Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control,
and the practices and procedures referred to the preceding paragraphs. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls, and of the practices and procedures referred to in the
preceding paragraphs and to assess whether those practices and procedures can be expected to
achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable, but not absolute assurance,
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use of disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in accordance with accounting principles generally accepted in the United States. Rule
17a-5(g) lists additional objectives of the practices and procedures listed in the preceding
paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to
above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA

**FIRST CANTEBURY
SECURITIES, INC.**
Audit Report
December 31, 2008